

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

Via E-mail
Mark Cavicchia
Chief Executive Officer
Accelerated Building Business Concepts Corporation
8427 South Park Circle, Suite 150
Orlando, Florida 32819

>   **Re: Accelerated Building Business Concepts Corporation**
>   **Current Report on Form 8-K**
>   **Filed July 16, 2012**
>   **File No. 001-11873**

Dear Mr. Cavicchia:

We note that you have not treated the transaction discussed under Item 2.01 of the above-referenced Form 8-K as a change in shell company status, as you have not provided the Form 10 information for WhereverTV, Inc., as required by Item 2.01(f) of Form 8-K, and you have not provided the disclosure required by Items 5.06 and 9.01 of Form 8-K. Please provide us with your analysis for whether you were a shell company, as such term is defined in Exchange Act Rule 12b-2, before the transaction and whether you continue to be or have ceased to be a shell company after the transaction.

Please also provide us with an explanation for why you have not filed any periodic reports with us, as required by Exchange Act Sections 13 or 15(d), since a Form 8-K filed on March 30, 2009.

Please contact Charles Lee at (202) 551-3427, Dietrich King at (202) 551-3338 or me at (202) 551-3720 with any questions.

>   Sincerely,
>
>   /s/ Dietrich A. King for
>
>   Mara L. Ransom
>   Assistant Director

cc: Peter Campitiello
        Kane Kessler, P.C.